EXHIBIT J

August 3, 2000


Mr. Robert P. Wason, Chief Financial Analyst
Division of Investment Management
Office of Public Utility Regulation
Securities and Exchange Commission
450 5th Street,  N.W.

Washington, D.C.  20549

Dear Mr. Wason:

This letter is to address the issue of whether or not a new accounting and reporting basis for the separate financial statements of Florida Power Corporation ("Florida Power") is required subsequent to the proposed acquisition of Florida Progress Corporation ("FPC") by CP&L Energy, Inc. (the "Company").

The Company made its evaluation based on guidance provided by Securities and Exchange Commission ("SEC") SAB Topic 5.J. The provisions of SAB Topic 5.J indicate that the SEC staff "believes that purchase transactions that result in an entity becoming substantially wholly owned establish a new basis of accounting for the purchased assets and liabilities." However, SAB Topic 5.J also allows for an exemption in the SEC staff's response to Question 2: "The staff recognizes that the existence of outstanding public debt, preferred stock or a significant minority interest in a subsidiary might impact the parent's ability to control the form of ownership. Although encouraging its use, the staff generally does not insist on the application of push down accounting in these circumstances."

In addition, we noted remarks made by Eric W. Casey of the SEC at the 1999 AIPCA Conference on Current SEC Developments:

     "While SAB 54 does not explicitly refer to significance of public debt, the staff believes that it is reasonable and consistent with the general principles in SAB 54 to consider the significance of public debt in assessing the applicability of push down accounting. To do otherwise would also appear to establish a different threshold for investors in public debt than for minority interest holders without an obvious conceptual basis for creating such a distinction. In evaluating the significance of public debt, the staff believes that it is reasonable and appropriate to consider both the quantitative and qualitative significance of the public debt."


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Subsequent to the acquisition of FPC by the Company, Florida Power will continue to file separate financial statements with the SEC because it has in excess of $1 billion of publicly held debt and publicly traded preferred stock securities outstanding. All of Florida Power's debt is publicly held, and all of its preferred stock is publicly traded. Florida Power's various issues of outstanding debt securities generally require regulatory approval prior to issuance, generally require regulatory or security holder approval prior to any significant modification of terms, and have superior claims to the parent with respect to the right to receive assets upon liquidation or reorganization of Florida Power. Florida Power's indentures also include restrictions on additional bonded indebtedness and other restrictive covenants common to such agreements. In addition, the Company's management has no intent to redeem
Florida Power's public debt or preferred stock after the acquisition is consummated.

Based on the significance of the publicly held debt that is expected to remain outstanding after the transaction and the preferences and limitations which limit the Company's ability to exercise its rights and privileges as the common equity holder and to take other actions with respect to controlling the form of ownership of Florida Power, management of the Company has concluded that it will not be required to establish a new accounting and reporting basis for the separate financial statements of Florida Power.

Our conclusion has been discussed with and concurred to by Deloitte & Touche LLP ("D&T"), the Company's external auditors, through our engagement partner, Jan Umbaugh. In addition, the Company requested and has received from D&T a letter documenting its concurrence.

If you have other questions regarding this matter, please let me know.

                                        Yours very truly


                                        Original Signed by
                                        Robert H. Bazemore, Jr.

RHB/mdf